THE ALLIANCE PORTFOLIOS							Exhibit 77C
811-5088


A Special Meeting of Shareholders of Alliance Strategic Balanced Fund The Alliance Portfolios, Inc. was held on December 18, 1999. A description of each proposal and number of shares voted at the meeting are as follows:

1.	To approve an Agreement 	Shares	Shares Voted	Shares
	and Plan of Reorganization	Voted For	Against	Abstained
	and Liquidation	1,985,022	37,590	174,691